

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2016

Manuel Brocke-Benz
Director, President and Chief Executive Officer
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087

> **Re:** **VWR Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed May 5, 2016**
> **Form 8-K Filed May 5, 2016**
> **File No. 1-36673**

Dear Mr. Brocke-Benz:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measurements, page 28

1. Please revise your disclosure in future filings to describe in greater detail why management believes the presentation of non-GAAP measures, including Adjusted net income, Adjusted EBITDA, Adjusted EPS and Free Cash Flow provide useful information to investors regarding your financial position and results of operations. Please show us what the revisions to your disclosure would look like. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Results of Operations, page 28

2. We note you present Adjusted EPS and the reported changes in the summary of your results of operations. We also note your disclosure of the percentage increases in gross profit, SG&A expenses, operating income, operating income margin and adjusted EBITDA margin in the fourth bullet point under the table. In addition, we note the reconciliations presented in your comparisons for the years ended December 31, 2015 and 2014 and years ended December 31, 2014 and 2013. Further, we note your disclosure and discussion of adjusted EPS and Adjusted EBITDA in your comparisons of the years ended December 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. In future filings please also disclose:

    • GAAP EPS and reported changes in the summary of your results of operations with equal or greater prominence than Adjusted EPS;

    • that the percentages in the fourth bullet point under the table are non-GAAP measures and the comparable GAAP percentages with equal or greater prominence; and

    • GAAP EPS and net income with equal or greater prominence in your disclosure and discussion of Adjusted EPS and Adjusted EBITDA in the comparisons of the years ended December 31, 2015 and 2014 and the years ended December 31, 2014 and 2013.

    Please show what the revisions to your disclosures would like. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Reconciliations of Non-GAAP Financial Measurements, page 35

3. We note your presentation of adjusted EPS for each of the years in the three-year period ended December 31, 2015. In future filings please disclose GAAP EPS with equal or greater prominence. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

4. We note your disclosure of Free Cash Flow. Please note that when a non-GAAP liquidity measure is presented the three major categories of the statement of cash flows should be presented with the non-GAAP liquidity measure. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page F-8

5. In future filings, please disclose the types of costs classified in cost of goods sold and selling, general and administrative expenses.

(8) Debt

A/R Facility, page F-15

6. Please tell us what consideration you gave to providing the disclosures required by ASC 860-10-50.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

7. Please address the above comments relating to non-GAAP financial measures in future filings on Form 10-Q as applicable.

Form 8-K Filed May 5, 2016

8. Please address the above comments relating to non-GAAP financial measures in future earnings releases filed as Exhibits to Form 8-K as applicable.

9. We note your disclosure of forward looking Adjusted EPS for 2016. Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort and identify information that is unavailable and disclose its probable significance. Please revise your disclosure in future filings to comply with Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products